Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Universal Health Realty Income Trust:

We consent to the use of our reports dated February 26, 2020 with respect to the consolidated balance sheets of Universal Health Realty Income Trust and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III – Real Estate and Accumulated Depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change to the accounting for leases.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 15, 2020